UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM SD

SPECIALIZED DISCLOSURE REPORT

EDGEWELL PERSONAL CARE COMPANY
(Exact name of registrant as specified in its charter)

Missouri    1-15401    43-1863181
(State or other jurisdiction of (Commission File Number) (I.R.S. Employer Identification No.)
incorporation or organization)

6 Research Drive, Shelton, Connecticut 06484
(Address of principal executive offices)

Francesca Weissman
Chief Financial Officer
203-944-5500
(Name and telephone number, including area code, of the person to contact in connection with this report.)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period January 1, 2025 to December 31, 2025.

Section 1 - Conflict Minerals Disclosure

Item 1.01 Conflict Minerals Disclosure and Report

This Form SD of Edgewell Personal Care Company (the "Company") is filed pursuant to Rule 13p-1 promulgated under the Securities Exchange Act of 1934, as amended, for the reporting period January 1, 2025 to December 31, 2025.

A copy of the Company's Conflict Minerals Report is provided as Exhibit 1.01 hereto and is publicly available at http://edgewell.com/supplier-relations/. The website and information accessible through it are included for general information and are not incorporated by reference to this Form SD.

Item 1.02 Exhibit

The Company's Conflict Minerals Report for the reporting period January 1, 2025 to December 31, 2025 is filed as Exhibit 1.01 hereto.

Section 2 – Resource Extraction Issuer Disclosure

Item 2.01 Resource Extraction Issuer Disclosure and Report

Not applicable.

Section 3 - Exhibits

Item 3.01 Exhibits

Exhibit No.	Description
1.01	Conflict Minerals Report as required by Items 1.01 and 1.02 of this Form SD.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

		By:	/s/ Francesca Weissman
Francesca Weissman
Chief Financial Officer

Date:	May 29, 2026